Exhibit 10.35

July 1, 2022

Compass Group Diversified Holdings LLC

301 Riverside Avenue, Second Floor

Westport, Connecticut 06880

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of October 13, 2021 (the “Merger Agreement”), by and among Tempo Automation, Inc., a Delaware corporation (“Tempo”), Aspen Acquisition Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of Tempo (“Merger Sub”), Compass AC Holdings, Inc., a Delaware corporation (“Compass AC”), and Compass Group Diversified Holdings LLC, a Delaware limited liability company, solely in its capacity as the representative of the Selling Securityholders (in its capacity as such, the “Sellers Representative”), pursuant to which Merger Sub will merge with and into Compass AC, with Compass AC surviving such merger as a wholly owned subsidiary of Tempo (the “Merger”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

In connection with the closing of the proposed acquisition of Tempo (the “Acquisition”) by Ace Convergence Acquisition Corp. (“ACE”), ACE and Tempo have requested that the Sellers Representative, solely in its capacity as such on behalf of the Selling Securityholders, agrees to defer payment of a portion of the Cash Consideration to the Selling Securityholders in connection with the consummation of the Merger in an amount equal to up to forty-five million United States dollars ($45,000,000) in the event of the occurrence of the conditions described in Section 1(a) below and on the terms and conditions set forth herein.

In consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ACE, Tempo, Compass AC and the Sellers Representative, solely in its capacity as such on behalf of the Selling Securityholders, hereby agree as follows:

SECTION 1.Deferred Consideration.

(a)Deferral of Deferred Consideration.  Subject to the repayment requirements and other terms and conditions set forth in this letter agreement (including, without limitation, in Section 1(b) below), in the event that the payment in full of the aggregate amount of Cash Consideration due and payable to the Selling Securityholders at closing of the Merger pursuant to the Merger Agreement would (i) prevent ACE or Tempo from consummating the Acquisition without amendment or waiver of any minimum cash threshold or other financial requirement that is a closing condition under the agreement and plan of merger relating to the Acquisition or (ii) violate, conflict with or result in a breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, the minimum cash requirements under the indenture relating to ACE’s fifteen and one-half percent (15.5%) senior secured notes due 2025 (the “Indenture”), Compass AC and the Sellers Representative, solely in its capacity as such on behalf of the Selling

Securityholders, hereby agree that Tempo may unilaterally (without any further action on the part of Compass AC or the Sellers Representative) defer the payment of such portion of the Cash Consideration, in an aggregate amount not to exceed forty-five million United States dollars ($45,000,000) in order to avoid the application of clauses (i) and (ii) above (such portion, together with any and all interest accrued thereon in accordance with Section 1(b), collectively, the “Deferred Consideration”) until such time as the Deferred Consideration is required to be paid pursuant to Section 1(b). Notwithstanding the foregoing or anything to the contrary in this letter agreement, in the event that any of the amounts set forth on Exhibit A  are not fully funded and paid to ACE or its designees by the parties to such agreements, instruments, commitments and/or obligations referred to on Exhibit A (the “Funding Commitments”) or any such Funding Commitments are reduced or eliminated (any of the forgoing failures to fund or pay or reduction or elimination, a “Funding Failure”), neither ACE nor Tempo shall have any rights under this letter agreement to defer the payment of any portion of the Cash Consideration or otherwise, and if any portion of the Cash Consideration has been deferred prior to such time, all such Deferred Consideration shall become due and payable immediately.

(b)Repayment of Deferred Consideration.

(i)If any portion of the Cash Consideration is deferred pursuant to Section 1(a) above, then, after the closing of the Acquisition, ACE and/or Tempo shall pay to the Selling Securityholders (or the applicable Updated Allocation Schedule), the following:

(A)During the period from the closing of the Acquisition until the earlier of the date that is eighteen (18) months after the closing date of the Acquisition (the “Deferral End Date”) or such time as the Deferred Consideration has been paid in full, ACE or Tempo shall, within seven (7) business days of the last calendar day of each month, pay to the Selling Securityholders (each such payment, a “Monthly Payment”) an amount in cash equal to eighty-five and seven tenths of a percent (85.7%) of the aggregate net proceeds actually received by ACE and/or Tempo (after deducting offering expenses payable by ACE or Tempo, as applicable), as applicable, from all Financing Transactions (as defined below) consummated during the most recently completed calendar month; provided, that, neither ACE nor Tempo shall be required to make a Monthly Payment if such Monthly Payment would violate, conflict with or result in a breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under the Indenture.  For purposes of this Section (1)(b)(i)(A), “Financing Transaction” means a transaction in which shares of common stock of ACE or Tempo are issued and sold to third parties for capital raising purposes.

(B)As soon as reasonably practicable after the closing of the Acquisition, but in no event later than the Deferral End Date, ACE and/or Tempo shall pay to the Selling Securityholders the then outstanding balance of the Deferred Consideration. For the avoidance of doubt, ACE and Tempo shall be jointly and severally liable for the repayment of the Deferred Consideration and the payment obligations hereunder.

(ii)Any and all amounts of Closing Consideration that are deferred pursuant to Section 1(a) of this letter agreement shall accrue interest at a rate of fifteen and one-half percent (15.5%) per annum, compounded quarterly, and such interest shall continue to accrue and compound on the outstanding amount of Deferred Consideration until the Deferred Consideration has been paid in full.

(iii) The obligations of ACE and Tempo to pay the Deferred Consideration shall be senior in priority to, and shall be paid prior to, any and all fees, costs and/or expenses (and/or liabilities or obligations relating thereto) for any legal or investment banking fees, costs and/or expenses related to the Merger Agreement, the Acquisition and/or the Indenture and/or any of the transactions or documents contemplated by or relating to any of the foregoing.

SECTION 2.Financing. ACE and Tempo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate a number of Financing Transactions sufficient to pay the Deferred Consideration in full by December 31, 2022.

SECTION 3.Confidentiality. Each of ACE and Tempo agree that this letter agreement and the terms herein are exclusively for the information of ACE and Tempo, and shall not be disclosed publicly or made available to third parties (other than to ACE’s and Tempo’s respective advisors who have a need to know and have been informed by ACE or Tempo, as applicable, of the confidential nature of such information) without the prior written approval of Compass AC and the Sellers Representative.

SECTION 4.Effectuation; Termination of Right to Defer Payments. This letter agreement shall be deemed effective immediately upon the execution of this letter by the parties hereto.

SECTION 5.Counterparts. This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

SECTION 6.Effect on Agreements. Except as specifically modified herein, the Merger Agreement shall continue to be in full force and effect. The execution and delivery of this letter agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any party thereto. This letter agreement hereby supersedes and replaces in its entirety that certain letter agreement, dated as of April 11, 2022 by and among Compass AC, the Sellers Representative, ACE and Tempo, as amended to date.

SECTION 7.Severability. Any term or provision of this letter agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

SECTION 8.Governing Law. This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware.

[Signature page follows]

If the foregoing correctly sets forth the understanding and agreement among the parties, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date first above written.

Compass Group Diversified Holdings LLC, solely in its capacity as the Sellers Representative

By:	Compass Group Management LLC

By:	/s/ Zach Sawtelle
Name:	Zach Sawtelle
Its:	Partner

Compass AC Holdings, Inc.

By:	/s/ John Yacoub
Name:	John Yacoub
Title:	Chief Executive Officer

If the foregoing correctly sets forth the understanding and agreement among the parties, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date first above written.

Ace Convergence Acquisition Corp.

By:	/s/ Behrooz Abdi
Name:	Behrooz Abdi
Title:	Chief Executive Officer

Tempo Automation, Inc.

By:	/s/ Joy Weiss
Name:	Joy Weiss
Title:	President and Chief Executive Officer

Exhibit A

Description	Amount
15.5% Senior Secured Notes	$205,000,000.00
ACE and affiliates PIPE Common Stock Investment[1]	$21,400,000.00
Point72 PIPE Common Stock Investment[2]	$19,000,000.00
SQN and Structural Capital Common Stock Investment[3]	$33,589,772.68
Selling shareholders of Whizz Systems[4]	$11,250,000.00
Lux Capital PIPE Common Stock Investment[5]	$4,000,000.00
Firsthand PIPE Common Stock Investment	$5,000,000.00
Total	$299,239,772.68

[1]	Includes approximately $6,400,000 off of Convertible Promissory Notes.
[2]

Includes approximately $3,000,000 offset by the Convertible Promissory Note, dated as of January 18, 2022, by and among Tempo Automation, Inc., Point72 Ventures Investments, LLC and, for the limited purposes set forth therein, ACE Convergence Acquisition Corp.

[3]	As payoff for existing debt financing.
[4]	As partial consideration for sale of Whizz Systems, Inc.
[5]

Includes approximately $2,000,000 offset by the Convertible Promissory Note, dated as of January 18, 2022, by and among Tempo Automation, Inc., LUX Ventures IV, L.P. and, for the limited purposes set forth therein, ACE Convergence Acquisition Corp.